FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 14, 2003

Commission File Numbers: 001-14624, 005-52647

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

Gustav Mahlerlaan 10,
1082 PP Amsterdam,
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX

Item
1.        Articles of Association of ABN AMRO Holding N.V., as amended on May 26, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-84044, 333-81400 and 333-104778.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003	ABN AMRO HOLDING N.V.

By:	/s/ C.H.A. Collee
Name: Mr C.H.A. Collee Title: Member of the Managing Board

By:	/s/ H. Duijn
Name: Mr H. Duijn Title: Secretary Managing Board

ABN AMRO BANK N.V.

Dated: August 14, 2003	By:	/s/ C.H.A. Collee
Name: Mr C.H.A. Collee Title: Member of the Managing Board

By:	/s/ H. Duijn
Name: Mr H. Duijn Title: Secretary Managing Board

ITEM 1.

Mr A.A. van Berge
Mr R.J.C. van Helden
Mr M.R. Meijer
Mr J.Borren
notarissen

C E R T I F I C A T E

Keizersgracht 695-697
1017 DW Amsterdam
Telefoon 020-531 70 70
Telefax 020-627 53 08

The undersigned, Rudolf Jan Cornelis van Helden, notaris, practising in Amsterdam, does hereby certify that the photocopies attached to this certificate under his official seal contain:

The Dutch text and an English translation of the articles of association of the limited liability company ABN AMRO Holding N.V., established in Amsterdam, as these now run and are in full force and effect, which articles of association were lastly amended by a deed executed before me, notaris, residing in Amsterdam on May 26th, 2003.

On the draft of the deed of amendment the Ministerial Certificate of no objections was granted on May 6th, 2003, under number N.V. 385.573.

In the English translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity; inevitably, differences may occur in translation and, if so, by law the Dutch text will govern.

IN WITNESS WHEREOF I HAVE SIGNED, SEALED AND DELIVERED THIS CERTIFICATE.
Amsterdam, July 1st, 2003

[SEAL]

Mr M.J. Meijer c.s. notarissen

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Naam en zetel
Artikel 1
De vennootschap draagt de naam:
ABN AMRO Holding N.V.
Zij heeft haar zetel te Amsterdam.
Doel
Artikel 2
De vennootschap heeft ten doel:
1.	het deelnemen in, het samenwerken met, het financieren en beheren van en het voeren van de directie over andere ondernemingen en vennootschappen, alsmede het verrichten van alle handelingen, werkzaamheden en diensten die met het vorenstaande verband houden of daaraan bevorderlijk kunnen zijn;

2.	de uitoefening van het bankbedrijf en van de commissiehandel, het beheren van vermogens van derden, het fungeren als trustee, bewindvoerder, uitvoerder van uiterste wilsbeschikkingen, en bestuurder, commissaris of vereffenaar van vennootschappen of andere organisaties, het bezorgen van assurantiën, alsmede het verrichten van alle andere handelingen en werkzaamheden en het verlenen van alle andere diensten, die daarmee verband houden of daaraan bevorderlijk kunnen zijn, alles in de meest uitgebreide zin;

3.	de bevordering van de directe en indirecte belangen van allen die op enigerlei wijze betrokken zijn bij de vennootschap, alsmede van de continuïteit van de vennootschap en van de aan haar verbonden onderneming(en).

Kapitaal en aandelen
Artikel 3
1.	Het maatschappelijk kapitaal van de vennootschap bedraagt viermiljardzevenhonderdvier miljoen tweehonderdvierentwintig euro (€ 4.704.000.224,--). Het is verdeeld in:
	a.	vier miljard vier honderd (4.000.000.400) gewone aandelen, elk aandeel groot zesenvijftig eurocent (€ 0,56);
b.	één miljard (1.000.000.000) preferente aandelen, onder te verdelen in één (1) serie van vierhonderd miljoen (400.000.000) en zes (6) series van honderd miljoen (100.000.000) preferente aandelen, elk aandeel nominaal groot twee euro en vierentwintig eurocent (€ 2,24);

c.	honderd miljoen (100.000.000) preferente in gewone aandelen converteerbare aandelen, onder te verdelen in één (1) serie van twintig miljoen (20.000.000) aandelen en acht (8) series van tien miljoen (10.000.000) aandelen, elk aandeel nominaal groot twee euro en vierentwintig eurocent (€ 2,24);

De preferente in gewone aandelen converteerbare aandelen worden hierna ook genoemd: converteerbare aandelen.
2.	Waar in deze statuten wordt gesproken van aandelen of aandeelhouders moeten daaronder worden verstaan alle soorten aandelen of de houders daarvan, tenzij het tegendeel uitdrukkelijk is bepaald of uit het zinsverband blijkt.

Mr M.J. Meijer c.s. notarissen

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Hetgeen hierna is bepaald ten aanzien van preferente aandelen geldt eveneens voor de converteerbare aandelen, tenzij het tegendeel uitdrukkelijk is bepaald of uit het zinsverband blijkt.
Aandelen
Artikel 4
1.	De gewone aandelen en de converteerbare aandelen luiden op naam of aan toonder. De preferente aandelen luiden op naam.
2.	De aandelen zijn voor elke soort en serie afzonderlijk genummerd.
3.	Zijn er met betrekking tot een aandeel meer rechthebbenden of behoort dat aandeel tot een onverdeelde gemeenschap, niet zijnde een verzameldepot of een girodepot in de zin van de Wet giraal effectenverkeer, dan kunnen de rechthebbenden zich slechts tegenover de vennootschap doen vertegenwoordigen door één door hen schriftelijk daartoe aangewezen persoon.
4.	Bij iedere uitgifte van converteerbare aandelen zal door het tot uitgifte van aandelen bevoegde orgaan worden aangegeven onder welke voorwaarden en binnen welke termijn deze aandelen geconverteerd kunnen worden in gewone aandelen.

Registers
Artikel 5
1.	De raad van bestuur houdt met betrekking tot de houders van aandelen op naam voor elk soort afzonderlijk een register aan, waarin zodanige inschrijvingen en aantekeningen geschieden, waarvan zodanige uittreksels worden afgegeven en welke zodanig en voor diegenen ter inzage liggen als door de wet is voorgeschreven.

2.	Iedere houder van aandelen op naam, vruchtgebruiker en pandhouder van deze aandelen is verplicht aan de raad van bestuur zijn adres en ieder wijziging daarin schriftelijk op te geven. Indien aandelen op naam behoren tot een verzameldepot of een girodepot in de zin van de Wet giraal effectenverkeer, geldt het in de vorige zin bepaalde voor de betrokken aangesloten instelling, respectievelijk het centraal instituut.

3.	Alle inschrijvingen en aantekeningen in de registers worden ondertekend door twee leden van de raad van bestuur dan wel door een lid van de raad van bestuur en een door die raad speciaal tot zodanige ondertekening gemachtigde, dan wel door twee tot zodanige ondertekening gemachtigden.

4.	De in dit artikel genoemde registers kunnen uit verschillende delen bestaan; zij kunnen geheel of ten dele in meer dan één exemplaar en op meer dan één plaats worden gehouden.
Ten minste één exemplaar daarvan dient te allen tijde te berusten ten kantore van de vennootschap ter plaatse waar deze is gevestigd en aldaar ter inzage te liggen overeenkomstig de wet.

Aandeelbewijzen
Artikel 6
1.	Alle gewone aandelen aan toonder respectievelijk alle converteerbare aandelen aan toonder kunnen worden belichaamd in één aandeelbewijs.
2.	Voor gewone aandelen respectievelijk converteerbare aandelen op naam worden geen aandeelbewijzen afgegeven. Indien aandelen op naam behoren tot een verzameldepot of een girodepot in de zin van de Wet giraal effectenverkeer, kunnen deze op naam van een aangesloten instelling respectievelijk het centraal instituut worden gesteld,

Mr M.J. Meijer c.s. notarissen

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met de aantekening dat de aandelen behoren tot het verzameldepot van effecten van de betreffende soort bij de aangesloten instelling, respectievelijk het girodepot van effecten van die soort.
3.	Uitlevering van gewone aandelen is mogelijk, tenzij de raad van bestuur anders heeft bepaald overeenkomstig artikel 26 van de Wet giraal effectenverkeer.
Levering van aandelen op naam
Artikel 7
1.	Voor de levering van aandelen op naam is vereist een akte van levering en betekening van die akte aan de vennootschap of schriftelijke erkenning van de levering op grond van overlegging van die akte aan de vennootschap. Die erkenning geschiedt door een schriftelijke verklaring van de vennootschap.

2.	Het hiervoor in dit artikel bepaalde vindt overeenkomstige toepassing op de vestiging en levering van het recht van vruchtgebruik, op de vestiging van pandrecht alsmede op de toebedeling van aandelen op naam bij scheiding van enige gemeenschap.

3.	Levering van en vestiging van een recht van vruchtgebruik of pandrecht op een aandeel in een verzameldepot of in het girodepot in de zin van de Wet giraal effectenverkeer ter zake van aandelen in de vennootschap geschiedt op de in die wet voorziene wijze.
Uitgifte van aandelen
Artikel 8
1.	Uitgifte van aandelen geschiedt krachtens besluit van de algemene vergadering van aandeelhouders, genomen op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur. De algemene vergadering van aandeelhouders is bevoegd om, met inachtneming van het dienaangaande in de wet bepaalde, de raad van bestuur aan te wijzen als het orgaan dat bevoegd is - onder goedkeuring van de raad van commissarissen - tot het uitgeven van aandelen, in welk geval de raad van bestuur tevens bevoegd is de koers en verdere voorwaarden van uitgifte vast te stellen.

2.	Hetgeen hiervoor is vermeld met betrekking tot de uitgifte van aandelen is ook van toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op de uitgifte van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.
Voorkeursrecht
Artikel 9
1.	Iedere houder van gewone aandelen heeft bij uitgifte van gewone dan wel converteerbare aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van zijn gewone aandelen, tenzij het betreft een uitgifte van aandelen tegen inbreng anders dan in geld, dan wel een uitgifte van aandelen aan werknemers van de vennootschap of van een groepsmaatschappij.

2.	Het voorkeursrecht kan, met inachtneming van hetgeen dienaangaande in de wet is bepaald, bij iedere uitgifte worden beperkt of uitgesloten door het tot uitgifte bevoegde orgaan. Indien de raad van bestuur is aangewezen als het tot uitgifte bevoegde orgaan is voor een dergelijk besluit de voorafgaande goedkeuring van de raad van commissarissen vereist.

3.	Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Mr M.J. Meijer c.s. notarissen

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Storting op aandelen
Artikel 10
1.	Aandelen worden slechts tegen volstorting uitgegeven.
2.	Storting moet in geld geschieden voorzover niet een andere inbreng is overeengekomen. Storting anders dan in een valuta die een eenheid is van de euro, kan slechts met toestemming van de vennootschap geschieden.
Bezwarende rechtshandelingen
Artikel 11
De raad van bestuur is zonder voorafgaande goedkeuring van de algemene vergadering van aandeelhouders, doch met goedkeuring van de raad van commissarissen, bevoegd rechtshandelingen te verrichten:
a.	in verband met het nemen van aandelen, waarbij bijzondere verplichtingen op de vennootschap worden gelegd;
b.	rakende het verkrijgen van aandelen op andere voet dan waarop de deelneming in de vennootschap voor het publiek wordt opengesteld;
c.	betreffende de inbreng op aandelen anders dan in geld.
Verkrijging van eigen aandelen
Artikel 12
1.	De vennootschap kan volgestorte eigen aandelen of certificaten van eigen aandelen, anders dan om niet verkrijgen, indien en voorzover de algemene vergadering van aandeelhouders de raad van bestuur daartoe heeft gemachtigd met inachtneming van het bepaalde in artikel 2:98 van het Burgerlijk Wetboek.

2.	De machtiging is niet vereist voor de verkrijging van eigen aandelen door de vennootschap om deze, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij.

Kapitaalvermindering
Artikel 13
1.	De algemene vergadering van aandeelhouders kan op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur en met inachtneming van het bepaalde in artikel 2:99 van het Burgerlijk Wetboek besluiten tot vermindering van het geplaatste kapitaal door intrekking van aandelen of door het bedrag van de aandelen bij statutenwijziging te verminderen.

2.	Een besluit tot intrekking kan ook betreffen uitsluitend de preferente aandelen dan wel de preferente aandelen behorende tot één bepaalde serie dan wel uitgelote preferente aandelen behorende tot een bepaalde serie, of uitsluitend de converteerbare aandelen danwel de converteerbare aandelen behorende tot één bepaalde serie danwel uitgelote converteerbare aandelen behorende tot een bepaalde serie, in alle gevallen met terugbetaling van het nominale bedrag van de preferente aandelen respectievelijk het op de converteerbare aandelen gestorte bedrag.

3.	Gedeeltelijke terugbetaling op aandelen moet geschieden ten aanzien van alle aandelen of ten aanzien van uitsluitend de gewone aandelen of uitsluitend de preferente aandelen danwel de preferente aandelen behorende tot een bepaalde serie, of uitsluitend de converteerbare aandelen danwel de converteerbare aandelen behorende tot een bepaalde serie.

Mr M.J. Meijer c.s. notarissen

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Beperking van overdracht van preferente aandelen
Artikel 14
Hetgeen in dit artikel is bepaald ten aanzien van preferente aandelen is niet van toepassing op converteerbare aandelen.
1.	Houders van preferente aandelen kunnen slechts zijn:
	a.	natuurlijke personen;
b.	het administratiekantoor.
Onder het administratiekantoor wordt in deze statuten verstaan het administratiekantoor dat, overeenkomstig een door de raad van bestuur met goedkeuring van de raad van commissarissen namens de vennootschap met dit kantoor gesloten overeenkomst, tegenover in zijn bezit zijnde aandelen in de vennootschap certificaten aan toonder uitgeeft;

	c.	de vennootschap zelf;
d.	andere rechtspersonen dan hiervoor bedoeld ten aanzien waarvan door de raad van bestuur onder goedkeuring van de raad van commissarissen bij onherroepelijk besluit de beperking van de overdracht en uitgifte van aandelen in de in lid 5 sub c van dit artikel genoemde gevallen is opgeheven. Het besluit houdt in welk bedrag of percentage aan aandelen van het geplaatste kapitaal deze rechtspersoon ten hoogste mag houden.

2.	Overdracht van de in lid 1 genoemde aandelen is niet mogelijk indien de verkrijger houder is van een nominaal bedrag aan aandelen van één procent (1%) of meer van het aan preferente aandelen geplaatste kapitaal van de vennootschap.
Indien de verkrijger geen houder is van genoemde aandelen of houder is van een nominaal bedrag aan aandelen van minder dan één procent (1%) van het aan preferente aandelen geplaatste kapitaal van de vennootschap is overdracht niet mogelijk voorzover hij daardoor meer dan één procent (1%) van het aan preferente aandelen geplaatste kapitaal zou verkrijgen.
Onder het houden van aandelen, respectievelijk het verkrijgen van aandelen, wordt mede begrepen het hebben, respectievelijk het verkrijgen van een recht van vruchtgebruik, voorzover daarbij het stemrecht aan de vruchtgebruiker toekomt.

3.	Onder geplaatst kapitaal worden in dit artikel mede begrepen de ingekochte en ingetrokken preferente aandelen totdat na intrekking preferente aandelen zijn uitgegeven gelijk aan of hoger dan het aantal van de ingetrokken preferente aandelen.

4.	Onder overdracht in dit artikel is eveneens begrepen verkrijging van preferente aandelen door middel van uitgifte, al dan niet in de vorm van stockdividend en/of bonusaandelen. Voor de vaststelling van de grootte van het aan preferente aandelen geplaatste kapitaal worden de uit te geven preferente aandelen meegerekend. Onder uitgifte van aandelen wordt eveneens begrepen de toekenning van rechten tot het nemen van aandelen.

5.	Het hiervoor in lid 2 van dit artikel bepaalde is niet van toepassing op:
	a.	de vennootschap zelf;
	b.	het administratiekantoor;
c.	een overdracht van door de vennootschap zelf in eigendom verworven preferente aandelen of uitgifte door de vennootschap van preferente aandelen, indien zodanige overdracht of uitgifte geschiedt in het kader van hetzij een samenwerking met, of een overname van een andere onderneming, hetzij een fusie, hetzij verkrijging van een deelneming of uitbreiding daarvan, ten aanzien waarvan de raad van bestuur onder goedkeuring van de raad van commissarissen

Mr M.J. Meijer c.s. notarissen

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de begrenzing van de mogelijkheid tot overdracht of uitgifte van aandelen bij onherroepelijk besluit geheel of gedeeltelijk heeft opgeheven, waarbij aan zodanige opheffing voorwaarden kunnen worden verbonden.

6.	Indien een verkrijger tengevolge van een verkrijging onder algemene titel, waaronder begrepen juridische fusie, scheiding van enige gemeenschap, verkrijging krachtens erfrecht danwel van rechtswege, meer aandelen verkrijgt dan waarvan de overdracht volgens lid 2 van dit artikel mogelijk zou zijn, dienen de aandelen die de verkrijger houdt, respectievelijk die bedoelde grens overschrijden, binnen veertien (14) dagen nadat die toestand is ingetreden, hetzij te worden verwisseld in certificaten, uitgegeven door het administratiekantoor, hetzij te worden vervreemd met inachtneming van het bepaalde in dit artikel.
Zolang geen omwisseling of vervreemding heeft plaatsgevonden kunnen de aan die aandelen verbonden rechten niet door de betrokken verkrijger worden uitgeoefend.

7.	Indien een verkrijger, die op grond van het bepaalde in het vorige lid tot vervreemding of omwisseling verplicht is niet aan zijn verplichting daartoe voldoet, binnen veertien (14) dagen nadat de raad van bestuur hem bij aangetekende brief op zijn verplichting heeft gewezen, is de vennootschap onherroepelijk gemachtigd de betreffende aandelen over te dragen aan het administratiekantoor tegen afgifte van certificaten, onder de verplichting deze certificaten aan de betreffende aandeelhouder af te geven.

8.	Certificaten van aandelen, uitgegeven door het administratiekantoor, gelden voor de toepassing van deze statuten als uitgegeven met medewerking van de vennootschap.
Vruchtgebruik en pandrecht
Artikel 15
1.	Op aandelen in de vennootschap kan een recht van vruchtgebruik worden gevestigd. Het stemrecht komt toe aan de vruchtgebruiker indien zulks bij de vestiging van het vruchtgebruik is bepaald en wat betreft de vruchtgebruiker van preferente aandelen indien deze een persoon is aan wie met inachtneming van het bepaalde in artikel 14 aandelen kunnen worden overgedragen.

2.	Op aandelen in de vennootschap kan eveneens een pandrecht worden gevestigd. Het stemrecht komt toe aan de pandhouder indien zulks bij de vestiging van het pandrecht is bepaald; echter bij de vestiging van een pandrecht op een preferent aandeel kan het stemrecht niet aan de pandhouder worden toegekend.

3.	De aandeelhouder die het stemrecht niet heeft en de vruchtgebruiker en de pandhouder die het stemrecht hebben, hebben de rechten die de wet toekent aan houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen.
De vruchtgebruiker of de pandhouder, die het stemrecht niet heeft, hebben niet de hiervoor vermelde rechten.

Certificaathouders
Artikel 16
1.	De raad van bestuur, onder goedkeuring van de raad van commissarissen, is bevoegd zijn medewerking te verlenen aan het uitgeven van certificaten van aandelen.
2.	Waar in deze statuten gesproken wordt van certificaathouders dienen daaronder te worden verstaan: al diegenen, die dezelfde rechten hebben als houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen.

3.	Indien certificaten van aandelen zijn uitgegeven zonder medewerking van de vennootschap hebben de houders daarvan niet de rechten die de wet of deze statuten

Mr M.J. Meijer c.s. notarissen

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toekent aan houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen.
Bestuur
Artikel 17
1.	De vennootschap wordt bestuurd door een raad van bestuur.
2.	De raad van bestuur bestaat uit ten minste vijf leden. Met inachtneming van het hiervoor bepaalde stelt de raad van commissarissen het aantal leden van de raad van bestuur vast.
3.	De raad van bestuur regelt zijn werkzaamheden in onderling overleg.
Benoeming
Artikel 18
1.	De leden van de raad van bestuur worden benoemd door de algemene vergadering van aandeelhouders.
Slechts personen waarvan De Nederlandsche Bank N.V., vóór de oproep van de algemene vergadering van aandeelhouders waarin de benoeming van leden van de raad van bestuur aan de orde is, heeft verklaard dat zij voldoen aan de vereisten voor een vergunning van het bedrijf van kredietinstelling als omschreven in de artikelen 8 en 9 van de Wet toezicht kredietwezen 1992, kunnen voor benoeming in aanmerking komen.

2.	Indien moet worden overgegaan tot benoeming van een lid, zal de raad van commissarissen een bindende voordracht opmaken bestaande uit ten minste twee personen voor elke benoeming.
3.	In de oproeping tot de algemene vergadering, waarin de benoeming aan de orde wordt gesteld, wordt de voordracht opgenomen danwel medegedeeld dat de aandeelhouders en certificaathouders er ten kantore van de vennootschap kennis van kunnen nemen. Is een voordracht niet opgemaakt, dan wordt daarvan in de oproeping mededeling gedaan.
De algemene vergadering kan echter aan een bindende voordracht steeds het bindend karakter ontnemen bij een besluit, dat genomen wordt met een meerderheid van ten minste twee/derde van de uitgebrachte stemmen, indien die meerderheid meer dan de helft van de economische waarde van het kapitaal vertegenwoordigt.
Bij de vaststelling van de economische waarde van het kapitaal worden:

(i)	genoteerde aandelen en aandelen waarvan certificaten zijn genoteerd gewaardeerd op de beurswaarde op een datum als door de raad van bestuur tijdig aan te geven, doch welke datum ten minste zes weken vóór de algemene vergadering van aandeelhouders ligt, en worden:

(ii) alle overige aandelen gewaardeerd op het per die datum op die aandelen gestorte bedrag.
De algemene vergadering kan een niet door de Raad van Commissarissen voorgedragen persoon – met inachtneming van de in lid 1 gestelde eis en met inachtneming van het bepaalde in artikel 32 van deze statuten – slechts benoemen bij een besluit, dat genomen wordt met een meerderheid van ten minste twee/derde van de uitgebrachte stemmen, indien die meerderheid meer dan de helft van de economische waarde van het kapitaal vertegenwoordigt.
Indien de algemene vergadering van aandeelhouders de bindende voordracht heeft doorbroken en er niet op de voorgeschreven wijze een andere kandidaat is

Mr M.J. Meijer c.s. notarissen

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voorgedragen en benoemd, wordt, niet eerder dan vier (4) weken er niet later dan zes (6) weken na afloop van deze algemene vergadering van aandeelhouders een nieuwe algemene vergadering van aandeelhouders bijeengeroepen door de raad van bestuur, waarin met – onverminderd het hierna bepaalde - twee/derde meerderheid van de dan uitgebrachte stemmen, vertegenwoordigende meer dan de helft van de economische waarde van het kapitaal, de vacature waarvoor de voordracht is gedaan, kan worden vervuld. Het bepaalde in artikel 2:120 lid 3 van het Burgerlijk Wetboek wordt uitgesloten.
Besluiten tot benoeming van personen, welke zijn voorgedragen door de raad van commissarissen, worden genomen met volstrekte meerderheid van de geldig uitgebrachte stemmen.

4.	Voordrachten voor kandidaten – anders dan op voorstel van de raad van commissarissen -, welke dienen te voldoen aan de in lid 1 gestelde eis, kunnen gedaan worden door de aandeelhouders (waaronder mede begrepen certificaathouders) vertegenwoordigende tenminste één procent (1%) van de economische waarde van het kapitaal. De voordracht, vergezeld van een verklaring van De Nederlandsche Bank N.V. dat degene(n) die op de voordracht staat(n) voldoet(n) aan voormelde eis, dient zes weken vóór de algemene vergadering van aandeelhouders waarin de benoeming aan de orde wordt gesteld dan wel binnen twee (2) weken na afloop van de algemene vergadering van aandeelhouders waarin de bindende voordracht is doorbroken, zonder dat een andere kandidaat op de voorgeschreven wijze is voorgedragen en benoemd, in het bezit van de vennootschap te zijn.
Bij de oproep tot deze tweede vergadering dan wel in de agenda van deze vergadering zal de raad van bestuur vermelden de namen van personen welke zijn voorgedragen. De raad van commissarissen is vrij om andermaal één of meer personen voor te dragen. Deze voordracht is niet bindend.
Bij elke voordracht voor een kandidaat voor de raad van bestuur wordt vermeld wie de voordracht heeft gedaan.

5.	Uit de raad van bestuur wordt door de vergadering van de raad van bestuur en de raad van commissarissen gezamenlijk, waarbij elk aanwezig lid één stem kan uitbrengen (deze vergadering hierna ook te noemen: de gecombineerde vergadering) een voorzitter benoemd.

6.	De raad van commissarissen stelt het salaris en de verdere aanstellingsvoorwaarden van de leden van de raad van bestuur vast.
Schorsing door raad van commissarissen
Artikel 19
1.	De leden van de raad van bestuur kunnen te allen tijde door de raad van commissarissen worden geschorst. Indien na een schorsing van een lid van de raad van bestuur de algemene vergadering van aandeelhouders niet binnen drie (3) maanden heeft besloten over zijn ontslag, wordt de schorsing opgeheven. In deze vergadering wordt aan de geschorste gelegenheid gegeven zich te verantwoorden. Het betrokken lid kan zich door een adviseur doen bijstaan.

2.	Een besluit tot schorsing van een lid van de raad van bestuur kan slechts worden genomen in een vergadering van de raad van commissarissen waarin ten minste twee/derde van de in functie zijnde commissarissen aanwezig is. Indien minder dan twee/derde van deze commissarissen ter vergadering is verschenen, zal op een termijn

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van twee weken een nieuwe vergadering van de raad van commissarissen worden bijeengeroepen, welke beslist, ongeacht het aantal aanwezige in functie zijnde commissarissen.
Schorsing en ontslag door de algemene vergadering van aandeelhouders
Artikel 20
1.	De algemene vergadering van aandeelhouders heeft ten alle tijde de bevoegdheid elk lid van de raad van bestuur te schorsen of te ontslaan. Het besluit is met redenen omkleed.
2.	Indien de algemene vergadering van aandeelhouders een lid van de raad van bestuur heeft geschorst wordt de schorsing opgeheven indien niet binnen drie (3) maanden de algemene vergadering van aandeelhouders heeft besloten over zijn ontslag. In deze vergadering wordt aan de geschorste gelegenheid gegeven zich te verantwoorden. Het betrokken lid kan zich door een adviseur doen bijstaan.

3.	Voor schorsing of ontslag niet op voordracht van de raad van commissarissen is een meerderheid vereist van twee derde van de uitgebrachte stemmen vertegenwoordigende ten minste de helft van de economische waarde van het kapitaal als omschreven in artikel 18 lid 3.
Vertegenwoordiging
Artikel 21
1.	De vertegenwoordigingsbevoegdheid van de vennootschap berust bij twee gezamenlijk handelende personen, hetzij twee leden van de raad van bestuur, hetzij een lid van de raad van bestuur en een procuratiehouder aan wie de bevoegdheid daartoe is toegekend.

2.	De vennootschap kan eveneens worden vertegenwoordigd door procuratiehouders met inachtneming van eventuele beperkingen aan hun vertegenwoordigingsbevoegdheid gesteld.
De raad van bestuur regelt hun bevoegdheden en hun titulatuur alsmede de voorwaarden van hun aanstelling, met dien verstande dat de titel van directeur-generaal slechts kan worden verleend in overleg met de raad van commissarissen.
Ontstentenis of belet
Artikel 22
In geval van ontstentenis of belet van één of meer leden van de raad van bestuur zijn de overgebleven leden van die raad of zijn de twee overgebleven leden van die raad met het bestuur van de vennootschap belast.
In geval van ontstentenis of belet van op één na alle, respectievelijk van alle leden van de raad van bestuur is het enig overgebleven lid van de raad van bestuur tezamen met de raad van commissarissen, respectievelijk is de raad van commissarissen, tijdelijk met het bestuur belast, onverminderd de bevoegdheid van de raad van commissarissen om in dat geval, al dan niet uit zijn midden, één of meer, respectievelijk twee of meer, personen aan te wijzen teneinde tezamen met het enig overgebleven lid van de raad van bestuur, respectievelijk tezamen, het bestuur van de vennootschap tijdelijk waar te nemen.
In geval van ontstentenis van alle of op één na alle leden van de raad van bestuur is de raad van commissarissen verplicht onverwijld in de vacature(s) te voorzien en dient zij daartoe een algemene vergadering van aandeelhouders bijeen te roepen.

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Goedkeuring van besluiten
Artikel 23
1.	De raad van bestuur behoeft de goedkeuring van de raad van commissarissen, onverminderd het elders in deze statuten bepaalde, voor bestuursbesluiten omtrent:
a.	uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap of van schuldbrieven ten laste van een commanditaire vennootschap of vennootschap onder firma, waarvan de vennootschap volledig aansprakelijke vennote is;

	b.	medewerking aan uitgifte van certificaten van aandelen in de vennootschap;
	c.	aanvrage van notering of van intrekking van de notering van de onder a. en b. bedoelde stukken in de prijscourant van enige beurs;
d.	het aangaan of verbreken van duurzame samenwerking van de vennootschap of een afhankelijke maatschappij met een andere rechtspersoon of vennootschap, dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;

e.	het nemen van een deelneming ter waarde van ten minste één vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van de vennootschap, door haar of een afhankelijke maatschappij in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;

	f.	investeringen welke een bedrag gelijk aan ten minste één vierde gedeelte van het geplaatste kapitaal met de reserves van de vennootschap volgens haar balans met toelichting vereisen;
	g.	een voorstel tot wijziging van de statuten;
	h.	een voorstel tot ontbinding van de vennootschap;
	i.	aangifte van faillissement en aanvraag van surséance van betaling;
	j.	beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij tegelijkertijd of binnen een kort tijdsbestek;
	k.	ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij;
	l.	een voorstel tot vermindering van het geplaatste kapitaal.
2.	Het ontbreken van de goedkeuring van de raad van commissarissen op een besluit als bedoeld in het eerste lid, kan niet door of tegen derden worden ingeroepen.
3.	Een verklaring van de secretaris van de raad van commissarissen dat een besluit is genomen is voldoende extern bewijs dat het besluit is genomen.
Raad van commissarissen
Artikel 24
1.	De vennootschap heeft een raad van commissarissen bestaande uit ten minste vijf leden. Met inachtneming van het hiervoor bepaalde stelt de raad van commissarissen het aantal leden vast.
2.	Onverminderd het elders in de statuten bepaalde heeft de raad van commissarissen tot taak toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming(en).

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Hij staat de raad van bestuur met raad terzijde. Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming(en).
3.	De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens.
4.	Indien minder dan vijf leden van de raad van commissarissen in functie zijn, zal de raad van commissarissen onverwijld een algemene vergadering van aandeelhouders doen bijeenroepen om in de vacature(s) te voorzien. De raad van commissarissen blijft bevoegd, ook al is die raad niet voltallig en ook wanneer het aantal leden minder dan vijf bedraagt.

5.	De raad van commissarissen benoemt uit zijn midden een voorzitter en één of meer plaatsvervangende voorzitters.
6.	De leden van de raad van commissarissen genieten ieder een vaste beloning waarvan de grootte door de algemene vergadering van aandeelhouders, op voorstel van die raad, wordt vastgesteld en kan worden gewijzigd.

Benoeming
Artikel 25
1.	De leden van de raad van commissarissen worden benoemd door de algemene vergadering van aandeelhouders.
Slechts personen waarvan De Nederlandsche Bank N.V., vóór de oproep van de algemene vergadering van aandeelhouders waarin de benoeming van leden van de raad van commissarissen aan de orde is, heeft verklaart dat zij voldoen aan de vereisten voor een vergunning van het bedrijf van kredietinstelling als omschreven in de artikelen 8 en 9 van de Wet toezicht kredietwezen 1992, kunnen voor benoeming in aanmerking komen.

2.	Indien moet worden overgegaan tot benoeming van een commissaris, zal de raad van commissarissen een bindende voordracht opmaken bestaande uit ten minste twee personen voor elke benoeming.
3.	Het bepaalde in artikel 18 lid 3 en artikel 18 lid 4 is van overeenkomstige toepassing in geval van de benoeming van een commissaris.
4.	Bij een voordracht tot benoeming van een commissaris worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleed voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden, waarbij, indien zich daaronder rechtspersonen bevinden, die tot eenzelfde groep behoren, met de aanduiding van die groep kan worden volstaan.

5.	De voordracht tot benoeming van een commissaris wordt met redenen omkleed.
Periodiek aftreden, schorsing, ontslag
Artikel 26
1.	Een commissaris treedt uiterlijk af op de dag van de eerste algemene vergadering van aandeelhouders volgend op de dag waarop hij na zijn laatste benoeming casu quo herbenoeming vier jaar commissaris is geweest. Een aftredende commissaris kan terstond worden herbenoemd.

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Leden van de raad van commissarissen kunnen te allen tijde door de algemene vergadering van aandeelhouders worden geschorst.
2.	Indien de algemene vergadering van aandeelhouders een lid van de raad van commissarissen heeft geschorst wordt de schorsing opgeheven indien niet binnen drie (3) maanden de algemene vergadering van aandeelhouders heeft besloten over zijn ontslag. In deze vergadering wordt aan de geschorste gelegenheid gegeven zich te verantwoorden. Het betrokken lid kan zich door een adviseur doen bijstaan.

3.	De algemene vergadering van aandeelhouders heeft te allen tijde de bevoegdheid elk lid van de raad van commissarissen te schorsen of te ontslaan. Het besluit is met redenen omkleed.
4.	Voor schorsing of ontslag niet op voordracht van de raad van commissarissen is een meerderheid vereist van twee/derde van de uitgebrachte stemmen, vertegenwoordigende ten minste de helft van de economische waarde van het kapitaal als omschreven in artikel 18 lid 3.

Raad van advies
Artikel 27
1.	De raad van bestuur kan een raad van advies instellen.
2.	De raad van advies geeft advies aan de raad van bestuur over aangelegenheden, welke voor het te voeren beleid van belang zijn, wanneer hij dit nodig acht of wanneer hem door de raad van bestuur om zodanig advies gevraagd wordt. De raad van bestuur kan ook individuele leden van de raad van advies om zodanig advies vragen.
De instelling, werkwijze en benoeming van zijn leden worden nader bij reglement vastgesteld.
Algemene vergadering van aandeelhouders
Artikel 28
1.	De algemene vergaderingen van aandeelhouders worden gehouden te Amsterdam.
2.	De jaarvergadering wordt gehouden binnen zes maanden na afloop van het boekjaar.
3.	De agenda van de jaarvergadering vermeldt onder meer de volgende punten:
	a.	jaarverslag;
	b.	vaststelling van de jaarrekening;
	c.	aankondigingen in verband met vacatures in de raad van bestuur en de raad van commissarissen;
	d.	décharge van de raad van bestuur en raad van commissarissen.
4.	Voorts worden algemene vergaderingen van aandeelhouders gehouden zo dikwijls als de raad van bestuur of de raad van commissarissen zulks noodzakelijk acht, alsmede wanneer dit wordt vereist op grond van het bepaalde in de wet of deze statuten.

5.	Houders van aandelen en/of certificaten welke tenminste één procent (1%) vertegenwoordigen van de economische waarde van het kapitaal, als omschreven in artikel 18 lid 3, hebben het recht - onverminderd het hiervoor bepaalde bij benoeming van leden van de raad van bestuur en leden van de raad van commissarissen en onverminderd het in artikel 38 lid 1 bepaalde - onderwerpen te doen plaatsen op de agenda van de eerstkomende algemene vergadering van aandeelhouders mits zij deze onderwerpen tenminste acht (8) weken vóór die vergadering aan de Vennootschap hebben opgegeven onder overlegging van zodanige bescheiden – ter uitsluitende goedkeuring van de raad van bestuur – waaruit blijkt dat zij tenminste één procent (1%) vertegenwoordigen van de economische waarde van het kapitaal als omschreven

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is in artikel 18 lid 3 en mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet.
Oproeping
Artikel 29
1.	De algemene vergaderingen van aandeelhouders worden bijeen geroepen door de raad van bestuur of de raad van commissarissen, onverminderd het bepaalde in de artikelen 2:110, 2:111 en 2:112 van het Burgerlijk Wetboek.

2.	De oproeping geschiedt niet later dan op de vijftiende dag voor die van de vergadering.
3.	Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt medegedeeld dat de aandeelhouders en certificaathouders ervan kennis kunnen nemen ten kantore van de vennootschap.
4.	Van een voorstel tot statutenwijziging en kapitaalvermindering moet echter steeds bij de oproeping zelf mededeling worden gedaan.
De oproeping tot een vergadering waarin een voorstel tot kapitaalvermindering wordt gedaan vermeldt voorts het doel van de kapitaalvermindering en de wijze van uitvoering.

5.	De oproeping en overige kennisgevingen aan aandeelhouders en certificaathouders geschieden door een aankondiging in ten minste één landelijk verspreid dagblad en in de Officiële Prijscourant, uitgegeven door Euronext Amsterdam N.V. of één van haar dochtermaatschappijen, hierna te noemen: de Officiële Prijscourant.
Toegang
Artikel 30
1.	Iedere stemgerechtigde houder van aandelen en iedere stemgerechtigde vruchtgebruiker of stemgerechtigde pandhouder van aandelen is bevoegd, hetzij in persoon, hetzij bij een schriftelijke gevolmachtigde, de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen, mits hij zijn voornemen hiertoe bekend heeft gemaakt conform het in de oproeping bepaalde en met inachtneming van lid 7 van dit artikel.

2.	Iedere certificaathouder is bevoegd, hetzij in persoon, hetzij bij een schriftelijke gevolmachtigde de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits zijn certificaatbewijzen uiterlijk binnen de in lid 1 vermelde termijn in bewaring zijn gegeven ter plaatse als in de oproeping te vermelden.
Het depotbewijs strekt tot bewijs van toegang.

3.	Iedere houder van aandelen die het stemrecht niet heeft, is bevoegd, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren. Het bepaalde in lid 1 van dit artikel is van dienovereenkomstige toepassing.

4.	De aandeelhouder en certificaathouder, die zich door een schriftelijk gevolmachtigde ter algemene vergadering wil doen vertegenwoordigen, is verplicht de volmacht voor de vergadering op het kantoor van de vennootschap in te leveren binnen de in lid 1 vermelde termijn.

5.	De vennootschap kan de aandeelhouder en certificaathouder of zijn gevolmachtigde verzoeken voor de aanvang van de vergadering de presentielijst te tekenen.
6.	Geschillen over de vraag of een aandeelhouder, certificaathouder of gevolmachtigde zich voldoende heeft gelegitimeerd, ter bijwoning van de algemene vergadering van

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aandeelhouders en ter uitoefening van het stemrecht, en alle andere vragen die verband houden met de goede gang van zaken in de vergadering, worden beslist door de voorzitter van die vergadering.
7.	Voor de vaststelling van het stemrecht en/of vergaderrecht van houders van gewone aandelen respectievelijk converteerbare aandelen zal de vennootschap als aandeelhouder beschouwen degene genoemd in een schriftelijke verklaring van een aangesloten instelling, inhoudende dat de in de verklaring genoemde persoon op de door de vennootschap aangegeven datum als deelgenoot tot de genoemde hoeveelheid aandelen is gerechtigd in haar verzameldepot, mits de desbetreffende verklaring tijdig en conform het in de oproeping te vermelden, is gedeponeerd ten kantore van de vennootschap of op een door de raad van bestuur te bepalen andere plaats. Het in de vorige zin bepaalde is van overeenkomstige toepassing op de vruchtgebruiker en de pandhouder van gewone aandelen respectievelijk converteerbare aandelen.

Voorzitterschap/notulen
Artikel 31
1.	De leiding van de algemene vergadering van aandeelhouders berust bij de voorzitter van de raad van commissarissen en bij verhindering van deze bij een plaatsvervangende voorzitter.
Is zowel de voorzitter als een plaatsvervangend voorzitter verhinderd dan wijst de raad van commissarissen uit de ter vergadering aanwezige leden van die raad een voorzitter aan.
De voorzitter van de raad van commissarissen kan ook in overleg met de raad van bestuur voor een bepaalde vergadering iemand buiten de raad van commissarissen uitnodigen om het voorzitterschap waar te nemen.

2.	Tenzij van het ter vergadering verhandelde een notarieel proces-verbaal wordt opgemaakt, worden daarvan notulen gehouden. Notulen worden vastgesteld en ten blijke daarvan getekend door de voorzitter en de door deze aangewezen secretaris van de vergadering.

Stemrecht en stemmingen
Artikel 32
1.	a.	Elk gewoon aandeel geeft recht op één stem.
	b.	Elk preferent aandeel geeft recht op vier stemmen.
2.	Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan één hunner de certificaten houdt, onverminderd het overigens in de wet bepaalde.

3.	Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.

4.	Alle besluiten van de algemene vergadering van aandeelhouders worden genomen met volstrekte meerderheid van de geldig uitgebrachte stemmen tenzij door de wet of de statuten een grotere meerderheid is voorgeschreven.
Besluiten van de algemene vergadering van aandeelhouders wat personen betreft kunnen alleen worden genomen wanneer deze personen bij de oproep òf in de agenda òf in de toelichting op de agenda zijn vermeld. Bij een verwijzing in deze statuten naar

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een quorum aan kapitaal zullen, wanneer de wettelijke bepalingen tot een lager quorum aan kapitaal leiden, deze laatste bepalingen van toepassing zijn.
5.	Alle stemmingen geschieden mondeling.
De voorzitter kan echter bepalen dat de stemmen schriftelijk worden uitgebracht. Indien het betreft een verkiezing van personen kan ook een aanwezige aandeelhouder verlangen dat stemming schriftelijk geschiedt.
Schriftelijke stemming geschiedt bij gesloten ongetekende briefjes.

6.	Stemming bij acclamatie is toegelaten indien niemand van de aanwezige aandeelhouders zich daartegen verzet.
7.	Blanco stemmen en stemmen van onwaarde gelden als niet uitgebracht.
8.	Bij staking van stemmen over zaken is het voorstel verworpen.
9.	Indien bij benoeming van personen bij de eerste stemming niet de gewone meerderheid – voor zover in deze statuten geen andere meerderheden zijn vereist - van stemmen is verkregen, wordt herstemd. Wordt alsdan wederom geen gewone meerderheid bereikt, dan wordt gestemd tussen de twee personen, die bij de herstemming het grootste aantal stemmen op zich hebben verenigd. Degene op wie alsdan de meeste stemmen zijn uitgebracht is gekozen. Mochten door gelijkheid van het aantal verworven stemmen meer dan twee personen voor die herstemming in aanmerking komen, dan zal door tussenstemming worden uitgemaakt welke twee personen in de stemming zullen worden opgenomen, respectievelijk wie van hen met de persoon, op wie bij de herstemming het grootste aantal stemmen is uitgebracht, in de stemming zal worden opgenomen. Staken de stemmen dan beslist het lot.

Vergaderingen van houders van verschillende soorten van aandelen
Artikel 33
1.	Vergaderingen van houders van eenzelfde soort van aandelen of eenzelfde serie van preferente aandelen worden bijeengeroepen door de raad van bestuur of de raad van commissarissen.
De vergaderingen worden zo dikwijls gehouden als de raad van bestuur of de raad van commissarissen zulks noodzakelijk achten, alsmede wanneer dit wordt vereist op grond van het bepaalde in de wet of deze statuten.

2.	Op deze vergaderingen zijn de bepalingen met betrekking tot de algemene vergaderingen van aandeelhouders zoveel mogelijk van overeenkomstige toepassing.
Boekjaar / jaarrekening en jaarverslag
Artikel 34
1.	Het boekjaar is gelijk aan het kalenderjaar.
2.	Jaarlijks, binnen vijf maanden na afloop van het boekjaar, wordt door de raad van bestuur de jaarrekening opgemaakt.
3.	De jaarrekening wordt ondertekend door alle leden van de raad van bestuur en alle leden van de raad van commissarissen.
Indien de handtekening van één of meer van die leden daaraan ontbreekt, wordt de reden daarvan vermeld.

4.	De jaarrekening wordt tezamen met het jaarverslag aan de raad van commissarissen overgelegd.
5.	De algemene vergadering van aandeelhouders stelt de jaarrekening vast.
6.	De algemene vergadering van aandeelhouders besluit omtrent het verlenen van décharge aan de leden van de raad van bestuur en de raad van commissarissen.

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Deskundige
Artikel 35
1.	De vennootschap verleent aan een deskundige als bedoeld in artikel 2:393 van het Burgerlijk Wetboek de opdracht tot onderzoek van de jaarrekening.
2.	De raad van commissarissen is verplicht deze deskundige te benoemen, indien deze niet door de algemene vergadering van aandeelhouders is benoemd, één en ander onverminderd het in de wet bepaalde.
3.	De deskundige brengt omtrent zijn onderzoek verslag uit aan de raad van commissarissen en aan de raad van bestuur.
4.	De deskundige geeft de uitslag van zijn onderzoek weer in een verklaring omtrent de getrouwheid van de jaarrekening.
5.	De jaarrekening kan niet worden vastgesteld indien de algemene vergadering van aandeelhouders geen kennis heeft kunnen nemen van de verklaring van de deskundige, met inachtneming van het bepaalde in de wet.
Verkrijgbaarstelling / overlegging
Artikel 36
1.	Van de dag van oproeping voor de jaarvergadering tot de afloop van die vergadering liggen de jaarrekening alsmede het jaarverslag van de raad van bestuur en de overige toe te voegen gegevens als bedoeld in de wet, ten kantore van de vennootschap en bij de in de aankondiging vermelde kantoren voor de aandeelhouders en certificaathouders ter inzage en ieder van hen kan aldaar kosteloos een volledig afschrift daarvan krijgen.

2.	De raad van bestuur legt de jaarrekening binnen zes maanden na afloop van het boekjaar aan de Algemene vergadering van aandeelhouders over. Binnen deze termijn legt de raad van bestuur ook het jaarverslag over.

3.	De raad van bestuur legt de jaarrekening gelijktijdig ter bespreking over aan de ondernemingsraad.
Winst en uitkeringen
Artikel 37
1.	De vennootschap kan aan de aandeelhouders en andere gerechtigden tot voor uitkering vatbare winst slechts uitkeringen doen voorzover haar eigen vermogen groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.

2.	De winst blijkende uit de goedgekeurde jaarrekening wordt als volgt verdeeld:
a.	1.	Vervolgens wordt aan de houders van preferente aandelen en converteerbare aandelen een dividend uitgekeerd gelijk aan een hierna te omschrijven percentage over het nominale bedrag van de preferente aandelen respectievelijk het op de converteerbare aandelen gestorte bedrag.

a.	2.	De berekening van het percentage van het dividend voor de vóór vijftien september negentienhonderd drieënnegentig geheel of gedeeltelijk uitgegeven serie preferente aandelen geschiedt per één januari tweeduizend één en telkenmale tien jaar na dien, door het gemiddelde effectieve rendement op de vijf langstlopende staatsleningen zoals opgemaakt door het Centraal Bureau voor de Statistiek en gepubliceerd in de Officiële Prijscourant van Euronext Amsterdam N.V. te nemen, met dien verstande dat het vermelde gemiddelde berekend wordt over de laatste twintig beursdagen voorafgaande aan de dag

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waarop het dividendpercentage wordt aangepast en verhoogd met een door de raad van bestuur vastgestelde en door de raad van commissarissen goedgekeurde opslag ter grootte van minimaal een kwart procentpunt en maximaal één procentpunt afhankelijk van de dan geldende marktomstandigheden.

a.	3.	De berekening van het percentage van het dividend voor elke serie van preferente aandelen die na vijftien september negentienhonderd drieënnegentig geheel of gedeeltelijk is uitgegeven, geschiedt door het rekenkundig gemiddelde te nemen van het effectieve rendement op de hierna te omschrijven staatsleningen, zoals opgemaakt door het Centraal Bureau voor de Statistiek en gepubliceerd in de Officiële Prijscourant over de laatste twintig beursdagen, voorafgaande aan de dag van eerste uitgifte van preferente aandelen van die serie, eventueel verhoogd of verlaagd met een door de raad van bestuur vastgestelde en door de raad van commissarissen goedgekeurde opslag dan wel afslag ter grootte van maximaal één procentpunt afhankelijk van de dan geldende marktomstandigheden.
Onder de in deze paragraaf vermelde staatsleningen wordt verstaan de staatsleningen met een (resterende) looptijd van negen tot tien jaar. Indien het effectieve rendement op deze staatsleningen ten tijde van de berekening van het dividendpercentage niet door het Centraal Bureau voor de Statistiek wordt opgemaakt of niet wordt gepubliceerd in de Officiële Prijscourant, zal onder de in deze paragraaf vermelde staatsleningen verstaan worden de staatsleningen met een (resterende) looptijd die zo nauw mogelijk aansluit bij een (resterende) looptijd van negen tot tien jaar waarvan het effectieve rendement ten tijde van de berekening van het dividendpercentage wèl door het Centraal Bureau voor de Statistiek wordt opgemaakt en gepubliceerd als hiervoor vermeld, zulks echter met een maximum (resterende) looptijd van tien jaar.
Per één januari van het jaar, volgende op het jaar waarin tien jaar na de dag van eerste uitgifte van een in deze paragraaf genoemde serie van preferente aandelen zijn verstreken, en vervolgens telkenmale tien jaar na dien, zal het dividendpercentage voor die serie van preferente aandelen worden aangepast aan het alsdan effectieve rendement van de hiervoor in deze paragraaf bedoelde staatsleningen, berekend op de wijze als hiervoor vermeld, echter met dien verstande dat het vermelde gemiddelde berekend wordt over de laatste twintig beursdagen voorafgaande aan de dag waarop het dividendpercentage wordt aangepast en eventueel verhoogd of verlaagd met een door de raad van bestuur vastgestelde en door de raad van commissarissen goedgekeurde opslag of afslag als hiervoor omschreven.
a.	4.	De berekening van het percentage van het dividend voor elke serie van converteerbare aandelen geschiedt door het bedrag van het dividend, dat maximaal in contanten op een gewoon aandeel van de vennootschap betaalbaar gesteld is over het boekjaar voorafgaande aan de dag van eerste uitgifte van converteerbare aandelen van die serie, te delen door het rekenkundig gemiddelde van de hierna te omschrijven koersen van de gewone aandelen van de vennootschap over de laatste twintig beursdagen

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voorafgaande aan de dag van eerste uitgifte van converteerbare aandelen van die serie en de uitkomst van deze deling te vermenigvuldigen met honderd; het aldus bepaalde percentage kan eventueel verhoogd worden met een door de raad van bestuur vastgestelde en door de raad van commissarissen goedgekeurde opslag ter grootte van maximaal twee procentpunten afhankelijk van de dan geldende marktomstandigheden.
Onder de koersen van de gewone aandelen van de vennootschap wordt verstaan de slotkoersen van die gewone aandelen, zoals gepubliceerd in de Officiële Prijscourant gedurende de hiervoor vermelde beursdagen, echter met dien verstande dat indien tijdens deze beursdagen de koers van de gewone aandelen ex-dividend tot stand komt wegens een op de gewone aandelen betaalbaar gesteld dividend, dat geheel in contanten of ter keuze van de aandeelhouder geheel of gedeeltelijk in contanten of in aandelen ter beschikking wordt gesteld, deze slotkoersen over de beursdagen waarop de koers van de gewone aandelen ex-dividend tot stand komt, worden verhoogd met een bedrag gelijk aan het bedrag van dit dividend, dat maximaal op een gewoon aandeel in contanten betaalbaar gesteld wordt.
Per één januari van het jaar, volgende op het jaar waarin de termijn waarbinnen de converteerbare aandelen behorende tot een hiervoor vermelde serie van converteerbare aandelen geconverteerd kunnen worden in gewone aandelen, verstrijkt, en vervolgens telkenmale tien jaar na dien, zal het dividendpercentage voor die serie van converteerbare aandelen worden aangepast op de wijze als hiervoor in b.3 is omschreven voor de aanpassing van het dividendpercentage voor de in b.3 bedoelde series van preferente aandelen.
a.	5.	Onder de dag van eerste uitgifte in dit artikel wordt verstaan de dag waarop het dividendpercentage van de uit te geven serie van preferente aandelen respectievelijk de uit te geven serie van converteerbare aandelen bekend gemaakt wordt.

a.	6.	Aan de houders van preferente aandelen en van converteerbare aandelen geschiedt geen winstuitkering boven die als hiervoor bedoeld.
b.	Vervolgens worden ten laste van de winst zodanige reserves gevormd als de raad van bestuur, onder goedkeuring van de raad van commissarissen, zal vaststellen.
c.	Het bedrag dat daarna overblijft wordt als dividend uitgekeerd op de gewone aandelen.
3.	De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, het dividend of interimdividend op de gewone aandelen, ter keuze van de houders daarvan, in contanten of, mits bevoegd tot uitgifte van aandelen, geheel dan wel gedeeltelijk in de vorm van gewone dan wel preferente aandelen van de vennootschap dan wel in een door de raad van bestuur te bepalen combinatie daarvan, ter beschikking stellen.

4.	De raad van bestuur is, met goedkeuring van de raad van commissarissen, gerechtigd, voor zover de winst zulks blijkens een tussentijdse vermogensopstelling opgemaakt met inachtneming van het bepaalde in artikel 2:105 lid 4 van het Burgerlijk Wetboek toelaat, één of meer malen in de loop van een boekjaar reeds voor de goedkeuring van

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de jaarrekening door de algemene vergadering van aandeelhouders, over te gaan tot uitkering van een interim-dividend op de gewone aandelen.
5.	De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten tot een uitkering ten laste van de reserves in contanten of - indien bevoegd tot uitgifte van aandelen - in aandelen.

Statutenwijziging en ontbinding
Artikel 38
1.	Besluiten tot wijziging van de statuten of tot ontbinding van de vennootschap kunnen slechts worden genomen door de algemene vergadering van aandeelhouders op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur.

2.	Een afschrift van het voorstel, waarin de voorgedragen wijzigingen woordelijk zijn opgenomen, moet van de dag van oproeping tot de afloop van die vergadering, ten kantore van de vennootschap en bij de in de oproeping tot die vergadering vermelde kantoren voor de aandeelhouders en certificaathouders ter inzage worden neergelegd. Iedere aandeelhouder en certificaathouder kan van dat voorstel een volledig afschrift kosteloos verkrijgen.
Vereffening
Artikel 39
1.	Indien de vennootschap wordt ontbonden, geschiedt de vereffening met inachtneming van de wettelijke bepalingen.
2.	Tijdens de vereffening blijven de statuten zoveel mogelijk van kracht.
3.	Hetgeen na voldoening van alle schulden van de vennootschap van haar vermogen is overgebleven wordt uitgekeerd als volgt:
a.	aan de houders van preferente aandelen en converteerbare aandelen het dividendpercentage dat geldt voor de serie van preferente aandelen respectievelijk converteerbare aandelen, waarvan zij houder zijn, te berekenen over het nominale bedrag van de preferente aandelen respectievelijk het op de converteerbare aandelen gestorte bedrag vanaf het laatst verstreken boekjaar tot aan de dag van betaling, en vervolgens het nominale bedrag van de preferente aandelen respectievelijk het op de converteerbare aandelen gestorte bedrag;

	b.	tenslotte aan houders van gewone aandelen het alsdan resterende naar verhouding van hun bezit van die aandelen.
4.	Na de vereffening blijven gedurende de daarvoor in de wet gestelde termijnen de boeken en bescheiden van de vennootschap berusten onder degene, die daartoe door de algemene vergadering is aangewezen.

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Name and registered office
Article 1
           The Company bears the name:
          ABN AMRO Holding N.V.
          It has its registered office in Amsterdam.
Object
Article 2
The object of the Company is:
1.	The participation in, collaboration with and financing, administration and management of other enterprises and companies and the performance of all acts, activities and services which are related or may be conducive thereto:

2.	The engagement in banking and stockbroking activities, the management of third-party assets, acting as trustee, administrator, executor of wills and executive director, non-executive director or liquidator of companies or other organisations, the provision of insurances and the performance of all other acts and activities which are related or may be conducive thereto, all in the broadest possible sense;

3.	The fostering of the direct and indirect interests of all those who are involved in any way in the Company and the safeguarding of the continuity of the Company and its affiliated enterprise(s).
Capital and Shares
Article 3
1.	The Company's authorised share capital amounts to four billion, seven hundred and four million, two hundred and twenty-four euros (EUR 4,704,000,224). It is divided into:
	a.	four billion and four hundred (4,000,000,400) ordinary shares, each with a face value of fifty-six euro cents (EUR 0.56);
b.	one billion (1,000,000,000) preference shares to be divided into one (1) series of four hundred million (400,000,000) and six (6) series of one hundred million (100,000,000) preference shares, each with a face value of two euros and twenty-four euro cents (EUR 2.24);

c.	one hundred million (100,000,000) preference shares convertible into ordinary shares to be divided into one (1) series of twenty million (20,000,000) shares and eight (8) series of ten million (10,000,000) shares, each with a face value of two euros and twenty-four euro cents (EUR 2.24).

The preference shares convertible into ordinary shares are also referred to hereinafter as “convertible shares”.
2.	Where reference is made in these Articles of Association to "shares" or "shareholders", this shall be taken to refer to all classes of shares or their holders, unless it is expressly stipulated, or is evident from the context, that such is not the case.
The following stipulations with respect to preference shares shall also apply to the convertible shares, unless it is expressly stipulated, or is evident from the context, that such is not the case.
Shares
Article 4
1.	The ordinary shares and the convertible shares shall be registered shares or bearer shares. The preference shares shall be registered shares.

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2.	The shares shall be separately numbered per class and per series.
3.	Where more than one party is entitled to a share or the said share forms part of jointly owned property, other than a collective securities deposit or a dematerialised securities deposit within the meaning of the Securities Giro Act (Wet giraal effectenverkeer), the persons entitled may only be represented in relation to the Company by one person, appointed by them in writing for that purpose.

4.	Each time convertible shares are issued, the body authorised to issue the shares shall indicate the conditions on which and the term within which the shares in question can be converted into ordinary shares.
Registers
Article 5
1.	The Managing Board shall maintain a separate register of the holders of each class of registered share, in which such entries and annotations shall be made, from which such extracts shall be issued and which shall be available for inspection in such a manner and by such parties as prescribed by law.

2.	Each holder of registered shares, or usufructuary or lienholder in relation to such shares shall be obliged to notify the Managing Board in writing of his address and any change of address. Where registered shares belong to a collective securities deposit or a dematerialised securities deposit within the meaning of the Securities Giro Act, the provisions of the preceding sentence shall apply to the relevant affiliated institution or the central securities depository respectively.

3.	All entries and annotations made in the registers shall be signed by two members of the Managing Board or by one member of the Managing Board and one officer expressly authorised thereto by the said Board, or by two officers authorised thereto.

4.	The registers referred to in this Article may consist of more than one part; they may be maintained, either in whole or in part, in more than one copy and in more than one place.
At least one copy of the said registers shall at all times be kept at the offices of the Company in the place where it has its registered offices, and shall be available for inspection as required by law.
Share Certificates
Article 6
1.	All ordinary bearer shares shall be evidenced by one share certificate and all convertible bearer shares shall be evidenced by one share certificate.
2.	No share certificates shall be issued for ordinary shares or convertible registered shares. Where registered shares belong to a collective securities deposit or a dematerialised securities deposit within the meaning of the Securities Giro Act, these may be put in the name of an affiliated institution or the central securities depository, with a note to the effect that the shares belong to the collective securities deposit of the relevant class held by the affiliated institution, or to the dematerialised securities deposit of that class.

3.	Ordinary shares may be delivered unless the Managing Board has stipulated otherwise in accordance with Section 26 of the Securities Giro Act.
Transfer of Registered Shares
Article 7

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1.	The transfer of registered shares shall require a deed of transfer and serving of this deed on the Company or acknowledgement in writing by the Company of the transfer based on the submission of the said deed to the Company. This acknowledgement shall take the form of a written statement by the Company.

2.	The provisions of the preceding paragraph shall apply mutatis mutandis to the establishment and transfer of the right of usufruct or lien and to the allotment of registered shares in case of a division of any community.

3.	The transfer and creation of a right of usufruct or lien in respect of a share in a collective securities deposit or in the dematerialised securities deposit within the meaning ofthe Securities Giro Act in relation to shares in the Company shall take place in the manner provided in the Act.
Issue of Shares
Article 8
1.	The issue of shares shall be effected by a resolution to that effect passed by the General Meeting of Shareholders following a proposal submitted by the Managing Board and approved by the Supervisory Board. With due observance of the relevant statutory provisions, the General Meeting of Shareholders shall be authorised to appoint the Managing Board as the body which is authorised, subject to the approval of the Supervisory Board, to issue shares, in this case, the Managing Board shall also be authorised to determine the share price and further terms of issue.

2.	The above provisions with respect to the issue of shares shall also apply to the granting of rights to acquire shares; they shall not, however, apply to the issue of shares to a party exercising a previously obtained right to acquire shares.
Pre-Emptive Right
Article 9
1.	When ordinary shares or convertible shares are issued, each holder of ordinary shares shall have a pre-emptive right, in proportion to the aggregate amount of his ordinary shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of the Company or of a group company.

2.	The body authorised to issue shares may, with due observance of the statutory provisions, restrict or exclude the pre-emptive right for any issue. If the Managing Board has been appointed as the body authorised to issue shares, the prior approval of the Supervisory Board shall be required for a decision to that effect.

3.	Shareholders shall have no pre-emptive rights with respect to shares issued to a party exercising a previously obtained right to acquire shares.
Payment on Shares
Article 10
1.	Shares shall only be issued against payment in full.
2.	Payment shall be made in cash unless a non-cash contribution has been agreed. Payment may only be made other than in a euro-based currency with the Company’s consent.
Acts in Law resulting in a Commitment for the Company
Article 11
The Managing Board shall be authorised, without the prior approval of the General Meeting of Shareholders but subject to the approval of the Supervisory Board, to perform acts in law:

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a.	in relation to the acquisition of shares whereby special commitments are imposed upon the Company;
b.	in connection with the acquisition of shares on conditions other than those on which participation in the Company is made available to the public;
c.	concerning payment for shares other than in cash.
Acquisition by the Company of Shares in its own Capital
Article 12
1.	The Company may acquire fully paid-up shares or depositary receipts for shares in its own capital for a consideration if and in so far as the General Meeting of Shareholders has authorised the Managing Board thereto, with due observance of the provisions of Section 98 of Book 2 of the Netherlands Civil Code.

2.	The said authorisation shall not be required for the acquisition by the Company of shares in its own capital for the purpose of transferring the said shares to employees in the service of the Company or of a group company under a scheme which applies to the said employees.
Capital Reduction
Article 13
1.	The General Meeting of Shareholders may decide, following a proposal thereto by the Managing Board and approved by the Supervisory Board and with due observance of the provisions of Section 99 of Book 2 of the Netherlands Civil Code, to reduce the issued capital by cancellation of shares or by reduction of the amount of the shares by amendment of the Articles of Association.

2.	A decision to cancel may also relate either to the preference shares only or to the preference shares belonging to one specific series, or to preference shares which have been drawn belonging to one specific series, or to the convertible shares only or to the convertible shares belonging to one specific series, or to convertible shares which have been drawn belonging to one specific series, in all cases on repayment of the nominal amount of the preference shares or the amount paid in on the convertible shares, respectively.

3.	Partial repayment on shares shall take place with respect to all shares or with respect to either the ordinary shares or the preference shares only , or with respect to the preference shares belonging to one specific series, or with respect to either the convertible shares only or the convertible shares belonging to one specific series only.
Transfer Restriction with respect to Preference Shares
Article 14
The provisions of this Article with respect to preference shares shall not apply to convertible shares.
1.	Preference shares may only be held by the following parties:
	a.	natural persons;
b.	the Trust Office ("Administratiekantoor").
Under these Articles of Association, the Trust Office shall be taken to mean the trust office which, in accordance with an agreement concluded with that office on behalf of the Company by the Managing Board, with the approval of the Supervisory Board, issues bearer depositary receipts in exchange for shares in the Company's capital which it has in its possession;
	c.	the Company itself;

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d.	other legal entities than those referred to above, with respect to which the Managing Board has, with the approval of the Supervisory Board, passed an irrevocable resolution to withdraw the restriction of transfer and issue of shares in the cases referred to in paragraph 5, sub c. of this Article, the substance of such a resolution being the maximum value or percentage in shares to be held by the said legal entity.

2.	Transfer of the shares as referred to in paragraph 1 shall not be possible if the acquiring party is the holder of shares to a nominal value of less than one per cent (1%) of the share capital of the Company issued in the form of preference shares. If the said party is not a holder of the said shares, or if he is the holder of shares to a nominal value of less than one per cent (1%) of the share capital of the Company issued in the form of preference shares, transfer shall not be possible if this would result in the said party acquiring more than one per cent (1%) of the share capital issued in the form of preference shares.
"Holding of Shares" and "acquisition of shares", respectively, shall be taken to include the hold ing or acquisition, respectively, of a right of usufruct, in so far as the relevant voting rights are vested in the usufructuary.

3.	Within the meaning of this Article, "issued share capital" shall be taken to include preference shares repurchased and cancelled by the Company, until such time as the number of preference shares issued post-cancellation equals or exceeds the number cancelled.

4.	Within the meaning of this Article, "transfer" shall be taken to include the acquisition of preference shares as a result of issues, regardless of whether or not such issues take place in the form of stock dividend and/or bonus shares. The preference shares to be issued shall be included when calculating the size of the share capital issued in the form of preference shares.
"Issue of shares" shall be taken to include the granting of rights to acquire shares.

5.	The provisions of paragraph 2 above shall not apply to:
	a.	the Company itself;
	b.	the Trust Office;
c.	a transfer of preference shares acquired by the Company itself or issue by the Company of preference shares if the said transfer or issue is effected in relation to either a partnership with or a take-over of another enterprise, be it by way of a merger or by acquisition of a participating interest or expansion thereof, with respect to which the Managing Board has by irrevocable decree withdrawn, with the approval of the Supervisory Board, the restriction, either in whole or in part, of the possibility of transferring or issuing shares, which withdrawal may be made subject to certain conditions.

6.	In the event that an acquisition under general title including legal merger, division of any community and acquisition by inheritance or by law - results in an acquiring party acquiring more shares than could be transferred pursuant to paragraph 2 of this Article, the shares held by the acquiring party or the shares which exceed the said limit, respectively, shall either be exchanged for depositary receipts issued by the Trust Office or sold, with due observance of the provisions of this Article, within a period of fourteen (14) days of this situation arising.

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Until the said shares have been exchanged or sold, the rights vested in them may not be exercised by the acquiring party in question.
7.	In the event that an acquiring party who is obliged, pursuant to the provisions of the preceding paragraph, to exchange or sell his shares fails to comply with his obligation in this respect within a period of fourteen (14) days of the Managing Board drawing this obligation to his notice by registered letter, the Company shall be irrevocably authorised to transfer the shares in question to the Trust Office in exchange for an issue of depositary receipts, with the obligation that these receipts must be delivered to the shareholder in question.

8.	Depositary receipts issued by the Trust Office shall, for the purposes of the application of these Articles of Association, be deemed to have been issued with the cooperation of the Company.
Usufruct and Right of Lien
Article 15
1.	A right of usufruct may be established on shares in the Company's capital.
The voting rights shall be vested in the usufructuary provided such was determined when the usufruct was established; with respect to the usufructuary of preference shares, they shall be vested in the usufructuary provided he is a person to whom shares may be transferred with due observance of the provision of Article 14.

2.	A right of lien may also be vested in shares in the Company's capital.
The voting rights shall be vested in the lienholder provided such has been determined when the right of lien was established; if a right of lien is established on a preference share, however, the voting right may not be vested in the lienholder.

3.	Shareholders not having voting rights and usufructuaries and lienholders having voting rights shall have the rights as assigned by law to holders of depositary receipts issued with the cooperation of the Company.
Usufructuaries or lienholders not having voting rights shall not have the aforementioned rights.
Holders of Depositary Receipts
Article 16
1.	The Managing Board shall, subject to the approval of the Supervisory Board, be authorised to lend its cooperation to the issue of depositary receipts.
2.	Where reference is made in these Articles of Association to "holders of depositary receipts", these shall be understood to mean all those who have the same rights as holders of depositary receipts for shares issued with the cooperation of the Company.

3.	In the event that depositary receipts for shares have been issued without the cooperation of the Company, their holders shall not have the rights conferred by law or by virtue of these Articles of Association on holders of depositary receipts issued with the cooperation of the Company.
Management
Article 17
1.	The Company shall be managed by a Managing Board.
2.	The Managing Board shall consist of at least five members. With due observance of the above provisions, the Supervisory Board shall determine the number of members of the Managing Board.

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3.	The Managing Board shall determine the allocation of its duties in mutual consultation.
Appointment
Article 18
1.	The members of the Managing Board shall be appointed by the General Meeting of Shareholders.
Only those persons may be appointed who have been declared by De Nederlandsche Bank N.V. to satisfy the requirements for licensing as a credit institution as defined in Sections 8 and 9 of the 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992) before the convening of the General Meeting of Shareholders at which the appointment of members of the Managing Board will be dealt with.

2.	Where it is necessary to appoint a member, the Supervisory Board shall make a binding nomination of at least two persons for each appointment.
3.	The convocation to the General Meeting of Shareholders at which the appointment will be dealt with, shall include the nomination or else state that the shareholders and depositary receipt holders may inspect the nomination at the company’s offices. If no nomination has been made, this shall be stated in the convocation.
However, the General Meeting of Shareholders may at any time pass a resolution cancelling the binding nature of the nomination, on a majority of at least two thirds of the votes cast, where that majority represents more than half of the economic value of the capital.
In determining the economic value of the capital:

(i)	listed shares and listed depositary receipts for shares shall be valued at the market value on a date to be notified by the Managing Board in good time, and in any event at least six weeks before the General Meeting of Shareholders,

(ii)	all other shares shall be valued at the amount paid up on those shares as of that date.
The General Meeting of Shareholders may only appoint a person not nominated by the Supervisory Board, subject to the requirement in paragraph 1 and the provisions of Article 32 of these Articles of Association, by a resolution passed on a majority of at least two thirds of the votes cast, where that majority represents more than half of the economic value of the capital.
If the General Meeting of Shareholders has breached the binding nomination and another candidate has not been nominated and appointed in the prescribed manner, then the Managing Board shall call another General Meeting of Shareholders, not earlier than four (4) weeks and not later than six (6) weeks after the end of the first General Meeting of Shareholders. At such second meeting the vacancy for which the nomination has been made may be filled by a resolution on a majority of two thirds of the votes cast, representing more than half of the economic value of the capital, notwithstanding the provisions below. The provisions in Section 2:120, subsection 3 of the Netherlands Civil Code are excluded.
Resolutions to appoint persons nominated by the Supervisory Board shall be taken on an absolute majority of the votes validly cast.

4.	Nominations of candidates not made by the Supervisory Board, which must satisfy the requirement stated in paragraph 1 of this Article, may be made by shareholders

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(including depositary receipt holders) representing at least one per cent (1%) of the economic value of the capital. The nomination, accompanied by a declaration by De Nederlandsche Bank N.V. stating that the person or persons named on the nomination satisfy the above-mentioned requirement, must be in the possession of the Company six (6) weeks before the General Meeting of Shareholders at which the appointment will be dealt with, or within two (2) weeks of the end of the General Meeting of Shareholders at which the binding nomination was breached, without another candidate having been nominated and appointed in the prescribed manner.

The Managing Board shall set out the names of persons who have been nominated, in the convocation to this second meeting, or in the agenda for the meeting. The Supervisory Board shall again be free to nominate one or more persons. This nomination shall not be binding. Any nomination of a candidate for the Managing Board shall state who has made the nomination.

5.	The Managing Board and the Supervisory Board shall together appoint a chairman from among the members of the Managing Board, each member present being entitled to cast one vote (this meeting shall be referred to hereinafter as the combined meeting).

6.	The Supervisory Board shall determine the salary and further conditions of appointment of the members of the Managing Board.
Suspension by the Supervisory Board
Article 19
1.	The Supervisory Board may suspend members of the Managing Board at any time. If the General Meeting of Shareholders fails to reach a decision within three (3) months of the suspension of a member of the Managing Board, on whether that member should be dismissed, the suspension shall be lifted. The suspended member shall be given an opportunity at this meeting to account for his/her actions. The member concerned may arrange for an adviser to be present to assist him/her.

2.	A decision to suspend a member of the Managing Board may only be carried at a meeting of the Supervisory Board at which at least two-thirds of the incumbents are present. If less than two-thirds of the Supervisory Board members make their appearance at this meeting, a second meeting of the Supervisory Board shall be convened within a term of two weeks, at which a decision shall be taken regardless of the number incumbent members present.

Suspension and dismissal by the General Meeting of Shareholders
Article 20
1.	The General Meeting of Shareholders may suspend or dismiss members of the Managing Board at any time. The resolution to do so must give reasons.
2.	Where the General Meeting of Shareholders has suspended a member of the Managing Board, the suspension shall be lifted if the General Meeting of Shareholders has not taken a decision on that member's dismissal within three (3) months. The suspended member shall be given an opportunity at this meeting to account for his/her actions. The member concerned may arrange for an adviser to be present to assist him/her.

3.	A suspension or dismissal other than on a motion of the Supervisory Board shall require a majority of two thirds of the votes cast, representing at least half of the economic value of the capital as defined in paragraph 3 of Article 18.

Representation

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Article 21
1.	The authority to represent the Company shall either reside with two members of the Managing Board acting jointly, or with one member of the Managing Board and one duly authorised signatory acting jointly.

2.	The Company may also be represented by authorised signatories, with due observance of any restrictions imposed upon their representative authority.
The Managing Board shall decide on their authority, their job title and the terms of appointment, on the understanding that the title of Senior Executive Vice Presid ent may only be granted in consultation with the Supervisory Board.
Absence and inability to act
Article 22
In the event of absence or inability to act on the part of one or more members of the Managing Board, the remaining members of the said Board or the two remaining members of the said Board, respectively, shall be charged with the management of the Company. In the event of absence or inability to act on the part of all but one member of the Managing Board or all members of the said Board, the sole remaining member of the said Board and the Supervisory Board jointly or the Supervisory Board, respectively, shall temporarily be charged with the management of the Company, without prejudice to the authority of the Supervisory Board to appoint under such circumstances one or more or two or more officers, respectively, whether or not from its own membership, to attend to the management of the Company on a temporary basis, together with the sole remaining member of the Managing Board or jointly, respectively.
In the event of absence or inability to act on the part of all members of the Managing Board or all but one member of the said Board, the Supervisory Board shall be obliged to fill the vacant post(s) with immediate effect and shall for that purpose convene a general meeting of shareholders.
Approval of Resolutions
Article 23
1.	With prejudice to the provisions as stipulated elsewhere in these Articles of Association, the Managing Board shall require the approval of the Supervisory Board for the following management decisions:
	a.	the issue and acquisition of shares and debentures in the Company or debentures in a limited partnership or general partnership in which the Company is fully liable partner;
	b.	cooperation in the issue of depositary receipts for shares in the Company's capital;
	c.	application for listing or cancellation of listing of the securities as referred to under a. and b. in the Official Price List of any stock exchange;
d.	entering into or severing a lasting collaboration, either between the Company or a dependent company and another legal entity or company, or in its capacity as fully liable partner in a limited or general partnership if the said collaboration or severing is of material significance for the Company;

e.	participation by the Company or a dependent company in the capital of another company to an amount of at least one quarter of the value of the issued capital and reserves of the Company as disclosed in its balance sheet and accompanying notes, or any material increase or reduction in such participation;

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	f.	investments requiring an amount equal to at least one-quarter of the issued capital and reserves of the Company as disclosed in its balance sheet and accompanying notes;
	g.	a proposal to amend the Articles of Association;
	h.	a proposal to wind up the Company;
	i.	filing for bankruptcy and applying for moratorium of payment;
	j.	termination of employment for a significant number of employees of the Company or of a dependent company, either at the same time or within a short period of time;
	k.	material changes in the employment conditions of a significant number of employees of the Company or of a dependent company, either at the same time or within a short period of time;
	l.	a proposal relating to a reduction of the issued capital.
2.	Failure by the Supervisory Board to approve of any resolution as referred to in the first paragraph may not be invoked by or against third parties.
3.	A declaration by the Company Secretary that a resolution has been passed shall be sufficient external evidence of that fact.
Supervisory Board
Article 24
1.	The Company shall have a Supervisory Board consisting of at least five members. With due observance of the above provisions, the Supervisory Board will fix the number of its members.
2.	Without prejudice to the provisions as stipulated elsewhere in these Articles of Association, it shall be the duty of the Supervisory Board to supervise the conduct of business of the Managing Board as well as the general course of affairs in the Company and its affiliated enterprise(s).
The Supervisory Board shall assist the Managing Board with advice. The members of the Supervisory Board shall be guided in the performance of their duties by the interests of the Company and those of its affiliated enterprise(s).

3.	The Managing Board shall provide the Supervisory Board in good time with the information required for the performance of its duties.
4.	If the Supervisory Board has fewer than five members in office, it shall convene a General Meeting of Shareholders immediately in order to fill the vacancy or vacancies. The Supervisory Board shall retain its powers throughout periods when there are vacancies or there are fewer than five members.

5.	Convocations and other notifications to holders of shares and depositary receipts for shares shall be made by means of an announcement in at least one national daily newspaper and in the Official Price List, published by Amsterdam Exchanges N.V. or one of her subsidiaries, the Official Price List hereafter to be mentioned as: the Official Price List.
The Supervisory Board shall appoint from among its members a Chairman and one or more Deputy Chairmen.

6.	Each member of the Supervisory Board shall receive a fixed remuneration, the level of which is determined, and may be changed, by the General Meeting of Shareholders following a proposal to that effect by the said Board.
Appointment

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Article 25
1.	The members of the Supervisory Board shall be appointed by the General Meeting of Shareholders.
Only those persons may be appoin ted who have been declared by De Nederlandsche Bank N.V. to satisfy the requirements for licensing as a credit institution as defined in Sections 8 and 9 of the 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992) before the convening of the General Meeting of Shareholders at which the appointment of members of the Supervisory Board will be dealt with.
2.	Where it is necessary to appoint a Supervisory Board member, the Supervisory Board shall make a binding nomination of at least two persons for each appointment.
3.	The provisions in paragraphs 3 and 4 of Article 18 shall apply mutatis mutandis to the appointment of a Supervisory Board member.
4.	Any nomination of a candidate for appointment as Supervisory Board member shall state the candidate’s age and occupation, the number of shares the candidate holds in the Company's capital and the functions the candidate holds or has held in the past, to the extent that these are relevant to fulfilling the task of Supervisory Board member. It shall also name any other legal persons for which the candidate is already a non-executive director. Where these include legal persons belonging to the same group, it shall suffice to refer to that group.
5.	Nominations of candidates for appointment as a Supervisory Board member shall give reasons.
Retirement by rotation, suspension, dismissal
Article 26
1.	Members of the Supervisory Board shall retire from office not later than on the day of the first General Meeting of Shareholders following the day on which they have been a member of the Supervisory Board for a period of four years from their most recent appointment or reappointment. Retiring Supervisory Board members shall be eligible for immediate reappointment.
The General Meeting of Shareholders may suspend members of the Supervisory Board at any time.

2.	Where the General Meeting of Shareholders has suspended a member of the Supervisory Board, the suspension shall be lifted if the General Meeting of Shareholders has not taken a decision on that member's dismissal within three (3) months. The suspended member shall be given an opportunity at this meeting to account for his/her actions. The member concerned may arrange for an adviser to be present to assist him/her.

3.	The General Meeting of Shareholders may suspend or dismiss any member of the Supervisory Board at any time. The resolution to do so must give reasons.
4.	A suspension or dismissal other than on a motion of the Supervisory Board shall require a majority of two thirds of the votes cast, representing at least half of the economic value of the capital as defined in paragraph 3 of Article 18.
Advisory Committee
Article 27
1. The Managing Board may establish an Advisory Committee.

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2.	Whenever the Advisory Committee considers it necessary or whenever a request to that effect is submitted to it by the Managing Board, the Committee shall advise that Board on matters which are relevant to the conduct of business. The Managing Board may also request advice to that effect from individual members of the Advisory Committee.

The establishment of the Committee, the procedures to be followed by it and appointment of its members shall be defined in more detail in a set of rules and regulations.
General Meeting of Shareholders
Article 28
1.	General Meetings of Shareholders shall be held in Amsterdam.
2.	Annual meetings shall be held within six months of the end of each financial year.
3.	The following items shall be included on the agenda of the Annual Meeting:
	a.	the Annual Report;
	b.	adoption of the Annual Accounts;
	c.	announcement concerning vacancies in the Managing Board and the Supervisory Board;
	d.	discharge of the members of the Managing Board and Supervisory Board in respect of their management and supervision respectively.
4.	General Meetings of Shareholders shall furthermore be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and whenever such is required either by law or on the basis of the provisions of the Articles of Association.

5.	Holders of shares and/or depositary receipts representing at least one per cent (1%) of the economic value of the capital, as defined in paragraph 3 of Article 18, shall be entitled, notwithstanding the provisions above in relation to the appointment of members of the Managing Board and members of the Supervisory Board, and notwithstanding the provisions in paragraph 1 of Article 38, to put items on the agenda for the next following General Meeting of Shareholders, provided that they notify these items to the Company at least eight (8) weeks before that meeting, submitting documents, to be approved exclusively by the Managing Board, showing that they represent at least one per cent (1%) of the economic value of the capital as defined in paragraph 3 of Article 18, and provided that this is not against any major interest of the company.
Convocation
Article 29
1.	General Meetings of Shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.

2.	Convocation shall take place not later than on the fifteenth day prior to the day of the meeting.
3.	The convocation to the meeting shall state the items to be discussed; alternatively, notice shall be given that the hold ers of shares and depositary receipts for shares may inspect such items at the Company's offices.

4.	Proposals to amend the Articles of Association or proposals relating to a reduction of the Company's capital shall, however, always be included in the actu al convocation.

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Convocations to meetings at which a proposal is made relating to a reduction of the Company's capital shall furthermore include the object of the said capital reduction and the method whereby it shall be realised.

5.	Notices calling meetings and other notices to shareholders and depositary receipt holders shall be given by announcements in at least one national daily newspaper and the Official List published by Euronext Amsterdam N.V. or one of its subsidiaries, hereinafter referred to as the Official List.
Admission to Meetings
Article 30
1.	Each shareholder, usufructuary and lienholder with voting rights shall be entitled to attend General Meetings of Shareholders in person or by a proxy authorised in writing, to address the meeting and exercise his voting rights, provided he has notified his intention to do so in accordance with the notice calling the meeting and duly observing paragraph 7 of this Article.

2.	Each holder of depositary receipts for shares shall be entitled, either in person or by written proxy, to attend General Meetings of Shareholders and address the meeting, provided he has lodged his certificates of receipt not later than within the term as stipulated in paragraph 1 in the place as stated in the convocation.

3.	Each holder of shares not having voting rights shall be entitled, either in person or by written proxy, to attend General Meetings of Shareholders and address the meeting. The provisions as stipulated in paragraph 1 of this Article shall apply mutatis mutandis.

4.	Holders of shares and depositary receipts for shares who wish to have themselves represented at the General Meeting by written proxy shall be obliged to submit the proxy for the meeting to the offices of the Company, within the term as stipulated in paragraph 1.

5.	The Company may request shareholders, depositary receipt holders or their proxies to sign the attendance list before the start of the meeting.
6.	The Chairman of the General Meeting of Shareholders shall decide on any disputes as to whether holders of shares or depositary receipts for shares or their proxies have submitted adequate proof of their identity for the purpose of attending the meeting and exercising their voting rights and on all other issues relating to the proper conduct of the meeting.

7.	For the purposes of determining the rights of holders of ordinary shares and convertible shares to vote at and/or attend meetings, the Company shall treat as a shareholder any person named in a written declaration by an affiliated institution stating that the person named has an entitlement to its collective securities deposit to the extent of the number of shares stated, on the date indicated by the Company, provided the relevant declaration is lodged at the Company’s office or another place to be stipulated by the Managing Board in good time and in accordance with the provisions of the notice calling the meeting. The provisions of the preceding sentence shall apply mutatis mutandis to usufructuaries and lienholders in relation to ordinary and convertible shares.
Chairing of the Meeting • Minutes
Article 31

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1.	General Meetings of Shareholders shall be chaired by the Chairman of the Supervisory Board or, in the absence of the said Chairman, by a Deputy Chairman.
In the absence of both the Chairman and the Deputy Chairman, the Supervisory Board shall appoint a chairman from among the members of the Supervisory Board present at the meeting.
The Chairman of the Supervisory Board may furthermore, in consultation with the Managing Board, invite a person from outside the Supervisory Board to deputise as chairman.

2.	Minutes shall be kept of the meeting, except where notarial records are made of the items discussed. The Chairman and the Secretary of the Meeting appointed by him shall approve the minutes and sign them in evidence thereof.
Voting Rights and Voting
Article 32
1.	a. Each ordinary share shall confer the right to cast one vote. b. Each preference share shall confer the right to cast four votes.
2.	No votes may be cast at the General Meeting of Shareholders with respect either to shares belonging to the Company or a subsidiary company or to shares the depositary receipts of which are held by the Company or a subsidiary company, without prejudice to any further provisions of the law.

3.	Shares in respect of which the law prescribes that they shall not confer a right to vote shall be disregarded for the purpose of determining the proportion of the shreholders voting, present or represented, or the proportion of the share capital present or represented.

4.	All resolutions by the General Meeting of Shareholders shall be passed by absolute majority of validly cast votes, unless the law or the articles of association prescribe a greater majority.
Resolutions of the General Meeting of Shareholders concerning persons may only be passed if those persons are named in the convocation to the meeting, either in the agenda or in the notes to the agenda. Where these Articles of Association refer to any quorum of capital and the law provides for a lower quorum, the latter provisions shall apply.

5.	All votes shall be cast verbally.
The Chairman may determine, however, that the votes shall be cast by means of written ballot.
In the case of election of persons, any shareholder present may also require that the votes shall be cast by means of written ballot.
Written votes shall be cast using sealed unsigned ballot papers.

6.	Votes may be cast by acclamation provided none of the shareholders present objects.
7.	Blank votes and invalidly cast votes shall be deemed not to have been cast.
8.	In the event of a tied vote concerning matters, the proposal shall be deemed to have been defeated.
9.	If a simple majority – to the extent that these articles of Association do not require a different majority – is not reached on the first vote in the case of the appointment of persons, a second ballot shall be held. If a simple majority is not reached for a second time, a ballot shall be held between the two persons who acquired the most votes at the second ballot. The person who acquires the most votes during the final ballot shall be

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elected. If more than those persons qualify for the aforementioned second ballot as a result of a tied vote between them, an interim ballot shall decide the two persons between whom the final ballot is to be held or which of them shall go into the final ballot with the person who acquired the most votes at the second ballot. In the event of a tied vote, the matter shall be decided by the drawing of lots.
Meetings of Holders of Different Classes of Shares
Article 33
1.	Meetings of holders of shares of the same class or belonging to the same series of preference shares shall be convened by the Managing Board or the Supervisory Board. The meetings shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and whenever such is required either by law or on the basis of the provisions of the Articles of Association.

2.	Where possible, the provisions with respect to the General Meetings of Shareholders shall apply mutatis mutandis to the aforementiond meetings.
Financial Year • Annual Accounts and Annual Report
Article 34
1.	The financial year shall be concurrent with the calendar year.
2.	Each year, within a period of five months of the end of the financial year, the Managing Board shall draw up the Annual Accounts.
3.	The Annual Accounts shall be signed by all members of the Managing Board and all members of the Supervisory Board.
4.	The Annual Accounts shall be submitted to the Supervisory Board, together with the Annual Report.
5.	The General Meeting of Shareholders shall adopt the Annual Accounts.
6.	The General Meeting of Shareholders shall take all decisions regarding the discharge of the members of the Managing Board and Supervisory Board in respect of their management and supervision respectively.
Expert
Article 35
1.	The Company shall appoint an expert, within the meaning of Section 393 of Book 2 of the Netherlands Civil Code, to audit the Annual Accounts.
2.	Without prejudice to the statutory provisions, the Supervisory Board shall be obliged to appoint the said expert if the General Meeting of Shareholders has failed to do so.
3.	The expert shall report on his audit to the Supervisory Board and the Managing Board.
4.	The expert shall state the results of his examination in an auditors' opinion on the truthfulness and fairness of the Annual Accounts.
5.	With due observance of the statutory provisions, the annual accounts may not be adopted if the General Meeting of Shareholders has not been in a position to inspect the auditors’ opinion drawn up by the expert.
Availability for inspection and submission
Article 36
1.	From the day of convocation to the Annual Meeting to the end of the said Meeting, the Annual Accounts and the Annual Report of the Managing Board and the other information to be included by law shall be available for inspection by the holders of shares and depositary receipts for shares at the offices of the Company and at the

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offices as stated in the notification. The said holders of shares and depositary receipts for shares may obtain a full copy free of charge.
2.	The Managing Board shall submit the Annual Accounts, within a period of six (6) months of the end of the financial year, to the General Meeting of Shareholders. The Managing Board shall also submit the Annual Report within the same period.

3.	The Managing Board shall simultaneously submit the Annual Accounts to the Staff Council for discussion.
Profit and Distributions
Article 37
1.	The Company may make distributions to the shareholders and other parties entitled to the profit available for distribution in so far as its shareholders' equity exceeds the paid and called portion of the capital plus the reserves required by law to be maintained.

2.	The profit as stated in the approved Annual Accounts shall be distributed as follows:
a. 1.	A dividend shall be distributed to the holders of preference shares and convertible shares equal to a percentage, to be described below, of the face value of the preference shares or the amount paid in on the convertible shares, respectively.

a. 2	The calculation of the dividend percentage for the series of preference shares issued wholly or partly before the fifteenth of September, nineteen hundred and ninety-three, shall take place on the first of January two thousand and one and every ten years thereafter, by taking the average redemption yield on the five longest-dated government loans, as drawn up by the Central Bureau of Statistics (Centraal Bureau voor de Statistiek) and published in the Official List of Euronext Amsterdam N.V., provided this average is calculated over the last twenty trading days preceding the day on which the dividend percentage is adjusted and increased by a minimum of a quarter of one percentage point and a maximum of one percentage point, as decided by the Managing Board and approved by the Supervisory Board, depending on the market situation prevailing at the time.

a. 3	The calculation of the dividend percentage for each series of preference shares issued, either in whole or in part, after September fifteenth, nineteen hundred and ninety-three, shall take place by taking the arithmetic mean of the effective yield of the government bond loans as described hereinafter, as drawn up by the Netherlands Central Bureau of Statistics and published in the Official Price List, for the last twenty trading days preceding the day of the first issue of preference shares of the said series, where appropriate increased of reduced by a surcharge or reduction, as determined by the Managing Board and approved by the Supervisory Board, of at most one percentage point, depending on the market situation prevailing at the time.

The government bond loans as referred to in this paragraph shall be taken to mean the government bond loans with a term, remaining or otherwise, of nine to ten years. In the event that the effective yield of these government bond loans at the time of the calculation of the dividend percentage is not currently being drawn up by the Netherlands Central Bureau of Statistics or published in the Official Price List, the government bond loans referred to in this paragraph shall be taken to mean the government bond loans with a term,

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remainiing or otherwise, matching as closely as possible a term, remaining or otherwise, of nine to ten years of which the effective yield at the time of the calculation of the dividend percentage is currently being drawn up by the Netherlands Central Bureau of Statistics and published in the manner as referred to in the foregoing, but with a maximum term, remaining or otherwise, of ten years.

On the first of January of the year following the year in which ten years will have elapsed following the date of first issue of a series of preference shares as reffered to in this paragraph, and every ten years thereafter, the dividend percentage for the said series of preference shares shall be adjusted to the effective yield of the government bond loans as referred to earlier in this paragraph prevailing at that time, but on the understanding that the said arithmetic mean shall be calculated over the last twenty trading days preceding the day on which the dividend percentage is to be adjusted and may be increased or reduced by a surcharge or reduction as determined by the Managing Board and approved by the Supervisory Board, as described above.

a. 4.	The calculation of the dividend percentage for each series of convertible shares shall take place by dividing the maximum dividend amount paid in cash for an ordinary share in the Company's capital for the financial year preceding the day of the first issue of convertible shares of the said series by the arithmetic mean of the share prices, to be described hereinafter, of the ordinary shares in the Company's capital for the last twenty trading days preceding the day of the first issue of convertible shares of said series, following which the outcome of this division shall be multiplied by one hundred. Where appropriate, the percentage thus arrived at may be increased by a surcharge, as determined by the Managing Board, of at most two percentage points, depending on the market situation prevailing at the time. "Share prices" of the ordinary shares in the Company's capital shall be taken to mean the closing prices as published in the Official Price List during the aforementioned trading days, on the understanding that if during the said trading days the share price of the ordinary shares is arrived at ex-dividend due to a dividend having been made payable on the ordinary shares and made available, either entirely in cash or, at the discretion of the shareholder, wholly or partly in cash or in the form of shares, the said closing prices relating to the trading days on which the share price of the ordinary shares is arrived at ex -dividend will be increased by an amount equal to the maximum amount of the said dividend made payable in cash on an ordinary share. On the first of January of the year following the year of expiry of the term within which the convertible shares forming part of one of the aforementioned series of convertible shares can be converted into ordinary shares, and every ten years thereafter, the dividend percentage for the said series of convertible shares shall be adjusted in the manner as described under b.3 above with respect to the adjustment of the dividend percentage for the series of preference shares reffered to under b.3.

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a.	5.	The "day of the first issue" as referred to in this paragraph shall be taken to mean the day on which the dividend percentage is announced for the series of preference shares or convertible shares to be issued, respectively.

	a.	6.	No profit distribution in addition to that as referred to in the foregoing shall be made to holders of preference shares or holders of convertible shares.
	b.		Subsequently, such reserves shall be formed and charged against the profit as determined by the Managing Board and approved by the Supervisory Board.
	c.		The remaining amount shall then be distributed in the form of dividend on the ordinary shares.
3.	Subject to the approval of the Supervisory Board, the Managing Board may make the dividend or interim dividend on the ordinary shares payable, at the discretion of the holders, either in cash or, provided it is authorised to issue shares, partly or wholly in the form of ordinary shares or preference shares in the Company's capital or in a combination thereof, such combination to be determined by the Managing Board.

4.	Subject to the approval of the Supervisory Board, the Managing Board shall be authorised, in so far as such is permitted by the profit as evidenc ed by an interim balance sheet drawn up with due observance of the provisions of Section 105, Subsection 4 of Book 2 of the Netherlands Civil Code, to make payable an interim dividend on the ordinary shares once or more frequently in the course of any financial year and prior to the approval of the Annual Accounts by the General Meeting of Shareholders.

5.	Subject to the approval of the Supervisory Board, the Managing Board may decide on a distribution charged against reserves in cash or, if the Board is authorised to issue shares, in the form of shares.
Amendment of the Articles of Association and dissolution
Article 38
1.	Any resolutions to amend the Articles of Association or dissolve the Company may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board.

2.	A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares and depositary receipts for shares at the offices of the Company and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the said Meeting. Each holder of shares or depositary receipts for shares may obtain a full copy of the said proposal free of charge.
Liquidation
Article 39
1.	In the event that the Company is wound up, liquidation shall be effected with due observance of the statutory provisions.
2.	Where possible, the Articles of Association shall remain in force during the liquidation proceedings.
3.	The remainder of the Company's assets after settlement of all debts shall be distributed as follows:
a.	to the holders of preference shares and convertible shares: the dividend percentage applying to the series of preference shares or convertible shares of which they are holders, to be calculated on the basis of the nominal amount of the preference

Mr M.J. Meijer c.s. notarissen

vh/ct/26-5-2003/2001.002133.01

shares or the amount paid in on the convertible shares, respectively, from the most recentfull financial year until the date of payment, and subsequently the nominal amount of the preference shares or the amount paid in on the convertible shares, respectively;

	b.	finally, to the holders of ordinary shares: the remainder, in proportion to their shareholding.
4.	Following completion of the liquidation, the books and documents of the Commpany shall continue to reside, for the periods as prescribed by law, with the party appointed for that purpose by the General Meeting of Shareholders.

Mr M.J. Meijer c.s. notarissen